 **M&T Bank**

68 Exchange Street, Binghamton, NY 13901

June 16, 2010

Mrs. Firouzeh Sarhangi, Chief Finance Officer
Corning Natural Gas Corporation.
330 West William Street
P.O. Box 58
Corning, NY 14830

Re: Commercial Term Loan $1,865,000

Dear Fi:

M&T Bank has reviewed your loan requests and is pleased to inform you that we have
approved your request for a $1,865,000 Term Loan to finance 60% of annual PSC capital
expenditures requirement for infrastructure repair/ replacement.

The general terms and conditions of the Term Loan are outlined below in this letter.

I. $1,865,000 MULTI-DISBURSEMENT TERM LOAN

BORROWER:	**Corning Natural Gas Corporation**
BANK:	Manufacturers and Traders Trust Company
AMOUNT OF LOAN:	$1,865,000.00.
TYPE OF LOAN:	Multi-disbursement Term Loan facility
PURPOSE:	Provide financing for capital expenditure program for PSC required infrastructure repair/ replacement for 2010.

COLLATERAL: Pari-passeu First security interest in all fixed assets and equipment, contract rights, easements, right of ways, etc. of the Company.

INTEREST RATE: **Draw Period**: M&T Bank Prime Rate + 1.5%

Permanent Loan Period: Fixed Rate equal to M&T Bank Five (5) Year Cost of Funds plus 4.0% set two business days prior to conversion to permanent loan. For comparison purposes, the rate today would have been 6.40%

LOAN TERM: **Draw Period:** from date of closing until 10/31/2010.

Permanent Loan: 5 year term, 10 year amortization.

PAYMENTS: **Draw Period:** Billed Interest only monthly.

Permanent Loan Period: Monthly payment of principal and interest based on interest rate and outstanding loan balance at time of conversion to permanent loan.

GUARANTORS: None

COMMITMENT FEE: ½ of 1% of loan amount   ($ 9,325.00)

PREPAYMENT PENALTY: 5-4-3-2-1% with no prepayment the final three months of loan term.

FINANCIAL STATEMENTS: Annual Audited statements on the Borrower within 120 days of Fiscal Year End.

Quarterly accountant prepared statements within 60 days of Quarter-ending.

Monthly internally prepared statements with 30 days of each month end.

OTHER CONDITIONS: Evidence of 40% equity injection paid up front for PSC related capital expenditure projects prior to any Bank advance. Borrower to provide copy of PSC capital expenditure tracker report with any request for advance.

Approval from Great West Life Insurance Company to increase Bank debt financing under pari- passeu collateral agreement.

FINANCIAL COVENANTS: Financial covenants to be measured annually based on Company's fiscal year end statement.

Minimum Traditional Cash Flow of 1.10 to 1.0x.
Minimum Tangible Net Worth of $7,000,000.
Maximum Total Funded Debt/ TNW of 1.40 to 1.0.

CLOSING COSTS: Borrower will be responsible for all closing costs, including but not limited to: Bank's attorney fees, filing and recording fees.

This Commitment Letter is not intended to set forth each and every requirement of the Bank with respect to this loan transaction. This loan shall be further contingent upon (i) the execution and delivery to the Bank of all agreements, instruments and other writings that the Bank or its counsel deems necessary or appropriate in connection with this loan; and (ii) there not having occurred or existed on or after the date of this letter and before the loan is closed any event or condition that we reasonably believe would or might have a material adverse affect on you or on your business, render any collateral less valuable than we had previously determined it to be or would cause us to deem ourselves insecure in making the loan.

This Commitment Letter constitutes the entire agreement and understanding between you and M&T Bank with respect to the Commitment and supersedes all prior negotiations, understandings and agreements between such parties with respect to this Commitment, including, without limitation, those expressed in any prior proposal or commitment letter delivered by us to you. No modification, recision, waiver, release or amendment of any provision of this Commitment Letter shall be made, except by a written agreement signed by you and a duly authorized officer of M&T Bank.

This Commitment Letter, which is not assignable by you, shall automatically expire and be null and void if (i) we have not received an original of this letter executed by you, along with the fee(s) set forth above, on or before June 30, 2010; (ii) prior to any such receipt, we, orally or in writing, give notice of withdrawal hereof; or (iii) if this loan has not closed on or before August 30, 2010 (the "Closing Date"). We may extend the Closing Date, in our sole discretion, provided such extension is in writing and, if so extended, the interest rate has been adjusted to market conditions. You acknowledge and agree that the fee is non-refundable regardless of whether or not this loan is ultimately closed. This commitment letter replaces prior commitment letters.

Thank you for the opportunity to provide this financing. I am confident that you will be pleased with the quality service provided by M&T Bank. If you have any questions, please contact me at (607) 779-5909.

Sincerely,

MANUFACTURERS AND TRADERS TRUST COMPANY

By: ______________________ AVP
Edgar B. Parsons III
Assistant Vice President

Agreed to and accepted this _______ day of _________, 2010

Corning Natural Gas Corporation



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